

kavinoky cook LLP

March 19, 2015

Ms. Amanda Ravitz, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 20 2015 WASH, D.C. 201 SECTION

Re: Buffalo Forklift Holdings, LLC
Amendment No. 2 to Regulation A Offering Statement on Form 1-A
Filed on February 27, 2015
File No. 024-10435

Dear Ms. Ravitz:

We are responding to the letter dated March 13, 2015 of Ms. Amanda Ravitz, Assistant Director, concerning Amendment No. 2 to the preliminary Regulation A Offering Statement on Form 1-A (the "Offering Statement") filed by Buffalo Forklift Holdings, LLC ("Buffalo Forklift" or the "Company") on February 27, 2015. We have reproduced your comments and the Company's responses below.

Amendment No. 3 to the Offering Statement of the Company ("Amendment No. 3") was filed on March 19, 2015. For your convenience, enclosed with this letter is a hard copy of Amendment No. 3, was has been marked to show the changes to the Offering Statement described herein.

Part I – Notification

Item 4. Jurisdictions, page iii

Comment #1: *We do not agree with your conclusion that the principals of Buffalo Forklift LLC were offering trading and marketing services as opposed to securities. As such, the principals of Buffalo Forklift Holdings do not appear to be eligible for the exemption available under Securities Exchange Act Rule 3a4-1 until at least March 22, 2015. Please either wait until the Rule 3a4-1 exemption is available or advise us how you intend to comply with the broker-dealer registration provisions of the Securities Exchange Act.*

Response #1: The principals of the Company have authorized us to convey their commitment to wait until the Rule 3a4-1 exemption is available before offering Units of the Company. We believe the exemption is available beginning on March 23, 2015, the day after the date that is one year from their last sale of a security.

kavinoky cook
LLP

Part II – Offering Circular

Transfer of Units, page 7

Comment #2: *Your response to prior comment 4 indicates that you have added disclosure to the Offering Circular that any transfer of the Units must be made in compliance with applicable securities laws and that the company may require the transferor to obtain an opinion of counsel; however, we do not see where you have added that disclosure to your Offering Circular. Please advise or revise your disclosure as appropriate.*

Response #2   The Company has added the following statement on Page 7 of the Offering Circular: "Any transfer of a Unit shall be made only in compliance with all applicable securities laws and the Company may require the transferor to obtain and deliver to the Company an opinion of counsel (reasonably acceptable, as to both the opinion and the counsel, to the Company) that such proposed transfer so complies."

Exhibit 4.2 – Form of Subscription Agreement

Comment #3: *We note your response to prior comment 8; however, the Offering Circular disclosure that the minimum subscription is 10 Units does not reconcile to the minimum subscription of 25 Units as indicated in your Subscription Agreement. Please revise your disclosure in the Offering Circular or the Subscription Agreement as appropriate.*

Response #3: We have revised the Subscription Agreement to state that the minimum subscription is ten (10) units.

Exhibit 11.1 – Legality Opinion

Comment #4: *We note your response to prior comment 9; however, we do not see the changes indicted in your response in the opinion. Please file an opinion which includes the changes indicated in your response.*

Response #4: We have filed a legality opinion as Exhibit 11.1 to Amendment No. 3 marked to reflect the deletion of language limiting the universe of sources consulted. Our review now "includes" but is not limited to the documents identified in the opinion.

In a separate certificate enclosed with this letter, the Company confirms its understanding that:



(i)   the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)   staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If Amendment No. 3 and our responses to your comments above are satisfactory, we request on behalf of the Company that its Offering Statement be qualified pursuant to Regulation A under Section 3(b) of the Securities Act of 1933.

Thank you.

Very truly yours,

KAVINOKY COOK LLP

Jonathan H. Gardner

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